

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Mr. Luis Pacheco de Melo
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

      Re: Portugal Telecom, SGPS, S.A.
              Form 20-F for the fiscal year ended December 31, 2009
              Filed April 16, 2010
              File No. 001-13758

Dear Mr. Luis Pacheco de Melo:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director